RITE AID CORPORATION
30 Hunter Lane
Camp Hill, PA 17011

March 13, 2012

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Rite Aid Corporation Form 10-K for Fiscal Year Ended February 26, 2011 Filed April 26, 2011 File No. 001-05742

Dear Mr. Rosenberg:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated February 29, 2012 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended February 26, 2011, filed by Rite Aid Corporation (the “Company”) on April 26, 2011.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Lease Terminations and Impairment Charges, Page 30

1.
Please refer to prior comment one. While acknowledging your proposed new disclosure, we believe further clarification of the term “declining cash flows” shown in the table on page 4 of your response is necessary. Please provide us expanded disclosure to be included in future periodic reports explaining the period over which cash flows have been declining for the 167 stores added in FY 2011 and the factors that led you to conclude that recognition of an impairment charge for these stores was warranted in the current period instead of a prior period. Also, provide us proposed disclosure to be included in future period reports describing the effects of known trends underlying these “declining cash flows” on future financial position and results of operations.

Jim B. Rosenberg
Securities and Exchange Commission
March 13, 2012

We propose to remove the description “declining cash flows” from the table and replace each of the active store categories with a detailed caption that better describes the charges presented.

We propose to add the following language to disclose the period that a charge is recorded:

“An impairment charge is recorded in the period that the store does not meet its original return on investment and/or has an operating loss for the last two years and its projected cash flows do not exceed its current carrying cost. The amount of the impairment charge is the entire difference between the current carrying value and the estimated fair value of the assets using discounted future cash flows. Most stores are fully impaired in the period that the impairment charge is originally recorded.”

We propose to add the following language to disclose the fact that we cannot ascribe any known trends to individual store performance:

“The primary drivers of our impairment charges are each store’s current and historical operating performance and the assumptions that we make about each store’s operating performance in future periods. Projected cash flows are updated based on the next year’s operating budget and future growth assumptions which includes the qualitative factors noted above. We are unable to predict with any degree of certainty which individual stores will fall short or exceed future operating plans. Accordingly, we are unable to describe future trends that would affect our impairment charges, including the likely stores and their related asset values that may fail their recoverability test in future periods.”

2.
Please integrate the new disclosure in the table on page 3 of your response with that in the table on page 4. For, example the number of “active stores impaired” does not appear to be consistently presented in these two disclosures.

We have eliminated the first table in our original response and have instead presented a combined table in our proposed disclosure below. The new table includes more investor friendly captions, footnote explanations, and a breakdown of the number of cumulative active stores with impairment charges. We have also disclosed the number of fully impaired active stores in the current period.

The following represents a draft of future MD&A disclosure regarding our impairment policy that includes our previous and current responses. We have re-ordered some of the paragraphs from our original response to better accommodate the additions described above. The actual information we include in our future filings about our impairment policy may differ to some extent from the disclosure that appears below based upon the facts and circumstances that exist at that time. Investors should not rely upon this information until we have included it in final form in a report we file with the SEC under the Securities Exchange Act of 1934, as amended.

Impairment charges.  We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that an asset group has a carrying value that may not be recoverable.  The individual operating store is the lowest level for which cash flows are identifiable. As such,

Jim B. Rosenberg
Securities and Exchange Commission
March 13, 2012

we evaluate individual stores for recoverability.  To determine if a store needs to be tested for recoverability, we consider items such as decreases in market prices, changes in the manner in which the store is being used or physical condition, changes in legal factors or business climate, an accumulation of losses significantly in excess of budget, a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection of continuing losses, or an expectation that the store will be closed or sold.

We monitor new and recently relocated stores against operational projections and other strategic factors such as regional economics, new competitive entries and other local market considerations to determine if an impairment evaluation is required.  For other stores, we perform a recoverability analysis if they have experienced current-period and historical cash flow losses.

In performing the recoverability test, we compare the expected future cash flows of a store to the carrying amount of its assets.  Significant judgment is used to estimate future cash flows. Major assumptions that contribute to our future cash flow projections include expected sales and gross profit; expected costs such as payroll, occupancy costs and advertising expenses; and estimates for other significant selling, general and administrative expenses, such as distribution expenses. Many long-term macro-economic and industry factors are considered, both quantitatively and qualitatively, in our future cash flow assumptions. In addition to current and expected economic conditions such as inflation, interest and unemployment rates that affect customer shopping patterns, we consider that we operate in a highly competitive industry which includes the actions of other national and regional drugstore chains, independently owned drugstores, supermarkets, mass merchandisers, dollar stores and internet pharmacies. Many of our competitors are spending significant capital and promotional dollars in certain geographies to gain market share. We have assumed certain sales growth from a new loyalty program, which although it’s in its early marketing stages, is expected to not only retain but gain loyal customers.  Recent and proposed Pharmacy Benefit Management consolidation and efforts of third party public and private payors have reduced pharmacy reimbursement rates in recent periods. We expect this rate compression, which currently affects over 96% of our pharmacy business, to continue to affect us in the foreseeable future. We operate in a highly regulated Industry and must make assumptions related to Federal and State efforts and proposals to affect the pricing and regulations related to prescription drugs, as well as, expected revenues and costs related to the new Patient Protection and Affordable Care Act (health care reform).

Additionally, we take into consideration that certain operating stores are executing specific improvement plans which are monitored quarterly to recoup recent capital investments, such as an acquisition of an independent pharmacy, which we have made to respond to specific competitive or local market conditions, or have specific programs tailored towards a specific geography or market.

We recorded impairment charges of $XX.X million in fiscal 2012, $115.1 million in fiscal 2011 and $75.5 million in fiscal 2010. Our methodology for recording impairment charges has not changed materially, and has been consistently applied in the periods presented.

Jim B. Rosenberg
Securities and Exchange Commission
March 13, 2012

At March 3, 2012, $X.X billion of our long-lived assets were associated with X,XXX active operating stores.

If an operating store’s estimated future undiscounted cash flows are not sufficient to cover its carrying value, its carrying value is reduced to fair value which is its estimated future discounted cash flows.  The discount rate is commensurate with the risks associated with the recovery of a similar asset.

An impairment charge is recorded in the period that the store does not meet its original return on investment and/or has an operating loss for the last 2 years and its projected cash flows do not exceed its current carrying cost. The amount of the impairment charge is the entire difference between the current carrying value and the estimated fair value of the assets using discounted future cash flows. Most stores are fully impaired in the period that the impairment charge is originally recorded.

We recorded impairment charges for operating stores of $XX.X million in fiscal 2012, $109.0 million in fiscal 2011 and $48.9 million.

We review key performance results for operating stores on a quarterly basis and approve certain stores for closure.  Impairment for closed stores, if any (many stores are closed on lease expiration), are recorded in the quarter the closure decision is made and approved.  Most stores are physically closed within a quarter of the closure decision. Closure decisions are made on an individual store or regional basis considering all of the macro-economic, industry and other factors discussed above, in addition to, the operating store’s individual operating results. We currently have no plans to close a significant number of operating stores in future periods. In the next fiscal year, we currently expect to close less than XX stores, primarily as a result of lease expirations. We recorded impairment charges for closed facilities of $X.X million in fiscal 2012, $6.1 million in fiscal 2011 and $26.6 million in fiscal 2010.

We recorded an impairment charge of $X.X million in fiscal 2012, $2.4 million in fiscal 2011 and $12.9 million in fiscal 2010 for owned stores which we closed. Assets to be disposed of are evaluated quarterly to determine if an additional impairment charge is required.  Fair value estimates are provided by independent brokers who operate in the local markets where the assets are located.

The following table summarizes the impairment charges and number of locations, segregated by closed facilities and active operating stores that have been recorded in fiscal 2012, 2011 and 2010:

Jim B. Rosenberg
Securities and Exchange Commission
March 13, 2012

Table A.  Summary of Impairment charges for Closed Facilities and Active Stores:

	Year Ended
	March 3, 2012		February 26, 2011		February 27, 2010
	Number	Charge	Number	Charge	Number	Charge
Closed Facilities:
Actual and approved store closings	XX	X,XXX	51	3,278	67	5,479
Actual and approved relocations	XX	XXX	1	317	7	3,108
Distribution Center Closings	X	X	1	94	1	5,689
Existing surplus properties	X	X,XXX	17	2,433	23	12,315
Total Impairment Charges-Closed Facilities	XXX	X,XXX	70	6,122	98	26,591
Active Stores:
Additional current period charges for stores previously impaired in prior periods (1)	XXX	X,XXX	584	17,825	437	7,710
Charges for new and relocated stores that did not meet their asset recoverability test in the current period (2)	XX	X,XXX	44	36,015	32	17,260
Charges for the remaining stores that did not meet their asset recoverability test in the current period (3)	XXX	XX,XXX	167	55,159	104	23,914
Total Impairment Charges-Active Stores	XXX	XX,XXX	795	108,999	573	48,884
Total Impairment Charges	XXX	XX,XXX	865	115,121	671	75,475

Total number of active stores	4,667		4,714		4,780
Stores impaired in prior periods with no current charge	XXX		263		321
Stores with a current period charge	XXX		795		573
Total Cumulative Active Stores with Impairment Charges	X,XXX		1,058		894
________
(1)
These charges are related to stores that were impaired for the first time in prior periods. Most active stores, requiring an impairment charge, are fully impaired in the first period that they do not meet their asset recoverability test. However, in each prior period presented, a minority of stores were partially impaired since their fair value supported a reduced net book value. Accordingly, these stores may be further impaired in the current and future periods as a result of changes in their actual or projected cash flows, or changes to their fair value estimates. Also, we make ongoing capital additions to certain stores to improve their operating results or to meet geographical competition, which if later are deemed to be unrecoverable, will be impaired in future periods. Of this total, XXX, 577 and 431 stores for fiscal 2012, 2011 and 2010 respectively have been fullly impaired.

Jim B. Rosenberg
Securities and Exchange Commission
March 13, 2012

(2)
These charges are related to new stores (open at least 3 years) and relocated stores (relocated in the last 2 years) that did not meet their recoverability test during the current period. These stores have not met our original return on investment projections and have a historical loss of at least 2 years. Their future cash flow projections do not recover their current carrying value.  Of this total, XXX, 43 and 30 stores for fiscal year 2012, 2011 and 2010 respectively have been fully impaired.

(3)
These charges are related to the remaining active stores that did not meet the recoverability test during the current period. These stores have a historical loss of at least 2 years. Their future cash flow projections do not recover their current carrying value.  Of this total, XXX, 141 and 92 stores for fiscal year 2012, 2011 and 2010 respectively have been fully impaired.

The primary drivers of our impairment charges are each store’s current and historical operating performance and the assumptions that we make about each store’s operating performance in future periods. Projected cash flows are updated based on the next year’s operating budget which includes the qualitative factors noted above. We are unable to predict with any degree of certainty which individual stores will fall short or exceed future operating plans. Accordingly, we are unable to describe future trends that would affect our impairment charges, including the likely stores and their related asset values that may fail their recoverability test in future periods.

To the extent that actual future cash flows differ from our projections materially, because of the reasons discussed above, certain stores that are either not impaired or partially impaired in the current period may be further impaired in future periods. A XX basis point decrease in our future sales assumptions as of March 3, 2012 would have resulted in an additional fiscal 2012 impairment charge of $XX.X million. A XX basis point increase in our future sales assumptions as of March 3, 2012 would have reduced the fiscal 2012 impairment charge by $XX.X million.

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In accordance with your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*           *           *

Jim B. Rosenberg
Securities and Exchange Commission
March 13, 2012

If you have any questions with respect to the foregoing, please contact me at (717) 975-5838.

Very truly yours,

Rite Aid Corporation

By:	/s/ Douglas E. Donley
Douglas E. Donley Senior Vice President and Chief Accounting Officer